Exhibit 99.1

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)

Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Three and Nine Months Ended January 31, 2011

(Unaudited)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Bridgeport Ventures Inc. (An Exploration Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the April 30, 2010 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ Hugh Snyder	/s/ Carmelo Marrelli
Chairman	Chief Financial Officer

Toronto, Canada
March 15, 2011

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Balance Sheet
(Expressed in Canadian Dollars)
(Unaudited)

	January 31,	April 30,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$24,546,352	$11,137,382
Amounts receivable and prepaids	311,143	130,342
Short term investment (Note 5(a))	360,000	-
	25,217,495	11,267,724
Interest in exploration properties and deferred exploration expenditures (Note 5)	9,228,298	3,840,460
Equipment (Note 6)	42,836	26,007
	$34,488,629	$15,134,191
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$556,801	$325,079
Future income tax liability	294,200	424,189
	851,001	749,268

Shareholders' Equity
Capital stock (Note 7)	31,384,138	11,798,967
Warrants (Note 9)	5,596,838	3,679,500
Contributed surplus	2,157,816	1,017,759
Deficit	(5,746,164)	(2,111,303)
Accumulated other comprehensive income	245,000	-
	(5,501,164)	-
	33,637,628	14,384,923
	$34,488,629	$15,134,191

Commitments and Contingencies (Notes 5 and 13)
Subsequent events (Note 14)

Approved on behalf of the board:

signed " Hugh Snyder "	signed "Graham Clow"
Director	Director

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	January 31,		January 31,
	2011	2010	2011	2010

Expenses
Stock-based compensation (Note 8)	$464,096	$697,346	$1,114,285	$753,346
Professional fees (Note 10)	277,617	126,653	662,720	134,653
Reporting issuer costs	106,730	42,494	158,546	69,201
Management fees (Note 10)	15,088	35,750	78,188	55,750
Business development	26,665	41,701	180,241	41,701
General and administrative	286,106	26,491	552,284	26,717
Foreign exchange loss (gain)	(11,504)	18,590	(34,310)	18,590
Amortization	1,333	181	4,825	181

Loss before the under-noted	1,166,131	989,206	2,716,779	1,100,139

Write-off of exploration property (Notes 5(c)(d))	554,473	-	1,165,825	-
Interest and other income	(45,525)	(5,059)	(82,754)	(5,059)

Net loss before taxes	1,675,079	984,147	3,799,850	1,095,080

Future income tax (recovery)	(138,700)	-	(164,989)	-

Net loss for the period	1,536,379	984,147	3,634,861	1,095,080

Unrealized gain on available- for sale securities, net of tax (Note 5(a))	(245,000)	-	(245,000)	-

Comprehensive loss for the period $	1,291,379	$984,147	$3,389,861	$1,095,080

Net loss per share
- basic and diluted	$0.04	$0.04	$0.11	$0.08

Weighted average number of shares outstanding
- basic and diluted	39,514,991	23,315,466	31,865,279	13,645,813

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	January 31,		January 31,
	2011	2010	2011	2010

Deficit, beginning of period	$(4,209,785)	$(244,038)	$(2,111,303)	$(133,105)
Net loss	(1,536,379)	(984,147)	(3,634,861)	(1,095,080)

Deficit, end of period	$(5,746,164)	$(1,228,185)	$(5,746,164)	$(1,228,185)

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

				Accumulated
				Other
	Capital		Contributed	Comprehensive
	Stock	Warrants	Surplus	Income	Deficit	Total

Balance, April 30, 2009	$367,100	$-	$-	$-	$(133,105)	$233,995
Issued for exploration property interest (Note 5(a))	19,500	-	-	-	-	19,500
Initial public offering, net of costs	634,955	366,812	-	-	-	1,001,767
Private placement, net of costs	8,722,037	3,314,563	-	-	-	12,036,600
Acquisition of Rio Condor Resources S.A.	2,040,000	-	-	-	-	2,040,000
Exercise of warrants	7,500	-	-	-	-	7,500
Fair value of warrants exercised	855	(855)	-	-	-	-
Fair value of stock options granted
- Officers and directors	-	-	396,373	-	-	396,373
- Consultants	-	-	356,973	-	-	356,973
Net loss for the period	-	-	-	-	(1,095,080)	(1,095,080)

Balance, January 31, 2010	11,791,947	3,680,520	753,346	-	(1,228,185)	14,997,628
Exercise of warrants	6,000	-	-	-	-	6,000
Fair value of warrants exercised	1,020	(1,020)	-	-	-	-
Fair value of stock options granted
- Officers and directors	-	-	98,832	-	-	98,832
- Employee	-	-	20,493	-	-	20,493
- Consultants	-	-	145,088	-	-	145,088
Net loss for the period	-	-	-	-	(883,118)	(883,118)

Balance, April 30, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Shareholders' Equity (continued)
(Expressed in Canadian Dollars)
(Unaudited)

				Accumulated
				Other
	Capital		Contributed	Comprehensive
	Stock	Warrants	Surplus	Income	Deficit	Total

Balance, April 30, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923
Public offering, net of costs (Note 7(b))	13,936,093	2,009,088	-	-	-	15,945,181
Exercise of warrants	408,100	-	-	-	-	408,100
Fair value of warrants exercised	80,978	(80,978)	-	-	-	-
Warrants expired	-	(25,772)	25,772	-	-	-
Acquisition of mineral properties (Note 7(a))	5,175,000	-	-	-	-	5,175,000
Step-up warrants issued	(15,000)	15,000	-	-	-	-
Stock-based compensation (Note 8)
- Officers and directors	-	-	836,262	-	-	836,262
- Employee	-	-	17,070	-	-	17,070
- Consultants	-	-	260,953	-	-	260,953
Unrealized gain on available- for sale securities, net of tax (Note 5(a))	-	-	-	245,000	-	245,000
Net loss for the period	-	-	-	-	(3,634,861)	(3,634,861)

Balance, January 31, 2011	$31,384,138	$5,596,838	$2,157,816	$245,000	$(5,746,164)	$33,637,628

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	January 31,		January 31,
	2011	2010	2011	2010

(Used in) provided by:

Operations activities
Net loss for the period	$(1,536,379)	$(984,147)	$(3,634,861)	$(1,095,080)
Items not affecting cash:
Stock-based compensation (Note 8)	464,096	697,346	1,114,285	753,346
Amortization	1,333	181	4,825	181
Write-off of exploration property (Notes 5(c)(d))	554,473	-	1,165,825	-
Future income tax recovery	(138,700)	-	(164,989)	-
Changes in non-cash working capital:
Amounts receivable and prepaids	(62,953)	(59,147)	(180,801)	(64,772)
Accounts payable and accrued liabilities	104,966	(28,650)	(98,066)	(16,120)

	(613,164)	(374,417)	(1,793,782)	(422,445)

Financing activities
Issue of securities	17,654,400	12,597,500	17,658,100	13,797,500
Share issue costs	(1,304,819)	(669,640)	(1,304,819)	(751,633)

	16,349,581	11,927,860	16,353,281	13,045,867

Investing activities
Cash acquired upon acquisition of Rio Condor Resources S.A.	-	7,207	-	7,207
Costs of acquisition of Rio Condor S.A. Resources	-	(32,632)	-	(32,632)
Expenditures on exploration properties	(135,049)	(657,093)	(1,148,875)	(674,286)
Option payment received (Note 5(a))	-	-	20,000	-
Additions to equipment	(17,976)	(4,826)	(21,654)	(4,826)

	(153,025)	(687,344)	(1,150,529)	(704,537)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	January 31,		January 31,
	2011	2010	2011	2010

(Used in) provided by:

Net change in cash and cash equivalents	$15,583,392	$10,866,099	$13,408,970	$11,918,885

Cash and cash equivalents, beginning of the period	8,962,960	1,156,570	11,137,382	103,784

Cash and cash equivalents, end of the period	$24,546,352	$12,022,669	$24,546,352	$12,022,669

Supplemental disclosure of cash flow information (Note 11)

See accompanying notes to the interim unaudited consolidated financial statements.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of operations

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company, which is in the development stage as defined by CICA Handbook Accounting Guideline 11, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in Latin America, the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the mineral properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's mineral property interests are subject to the risk of increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

In addition, the Company is currently in discussions to negotiate a six month deferral of payments that were due in November 2010 with respect to the Rosario property (Note 5(e)). The outcome of this is uncertain. Discussions are ongoing.

As at January 31, 2011, the Company had cash and cash equivalents of $24,546,352 and working capital of $24,660,694. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due.

2.	Basis of presentation and accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of the unaudited interim consolidated financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended April 30, 2010, since they do not contain all disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

2.	Basis of presentation and accounting policies (continued)

Operating results for the periods ended January 31, 2011 are not necessarily indicative of the results that may be expected for the full year ended April 30, 2011.

New Accounting Policy

Short-term investment

The short-term investment consists of common shares in a public company, recorded at fair value. Fair value of the investment is determined based on the bid price. In addition, the short term investment is classified as available-for-sale.

Basis of Consolidation

The unaudited interim consolidated financial statements include the accounts of the Company, its newly incorporated subsidiary, Bridgeport Gold Inc. (Nevada), and its subsidiary Rio Condor Resources S.A. All significant intercompany balances and transactions have been eliminated on consolidation.

Future Accounting Changes

a)	International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter fiscal 2012 filing, comparative financial statements in accordance with IFRS for the three months ended July 31, 2010. While the Company has begun assessing the impact of the adoption of IFRS on its financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

b)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non- controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

3.	Capital management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising capital stock, warrants, contributed surplus, deficit and accumulated other comprehensive income which at January 31, 2011 totaled $33,637,628 (April 30, 2010 - $14,384,923). The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on its exploration activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three and nine months ended January 31, 2011. The Company is not subject to any capital requirements imposed by a lending institution.

4.	Financial risk factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous period.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of January 31, 2011. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2011, the Company had a cash and cash equivalents balance of $24,546,352 (April 30, 2010 - $11,137,382) to settle current liabilities of $556,801 (April 30, 2010 - $325,079). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure maintenance of liquidity.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

4.	Financial risk factors (continued)

Market Risk

a)	Interest Rate Risk

The Company has cash and cash equivalents and no interest-bearing debt. The Company's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Company does not hedge against interest rate risk.

b)	Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and Chile, and Chilean peso bank accounts in Chile. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar.

c)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk.

The Company's short term investment in China Opportunity Inc. (“China Opportunity”) is subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

The Company has designated its cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Short term investment is classified as available-for-sale. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a nine months period:

(i) Cash equivalents are subject to floating interest rates. As at January 31, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the nine months ended January 31, 2011 would have been approximately $178,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

4.	Financial risk factors (continued)

Sensitivity Analysis (continued)

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. Sensitivity to a plus or minus 5% change in the foreign exchange rate would not have a significant impact on the reported net loss and comprehensive loss.

(iii) The Company's short term investment in the common shares of China Opportunity is subject to fair value fluctuations. As at January 31, 2011, if the bid price of the common shares of China Opportunity had decreased/increased by 10% with all other variables held constant, comprehensive loss for the nine month period would have been approximately $36,000 higher/lower and reported shareholders' equity would have been approximately $36,000 lower/higher.

Fair Value

The Company's financial instruments that are carried at fair value, consisting of cash equivalents and short term investment are classified as Level 1 within the fair value hierarchy under Section 3862.

5.	Interest in exploration properties and deferred exploration expenditure

Nine Months Ended January 31, 2011

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(f)	(a)	(b)(c)(d)(e)	Total

Opening balance	$-	$263,860	$3,576,600	$3,840,460
Acquisition	5,175,000	-	170,855	5,345,855
Exploration	120,047	6,100	1,181,661	1,307,808
Option payment received	-	(100,000)	-	(100,000)
Write-off of Soesmi and Simonetta properties	-	-	(1,165,825)	(1,165,825)

Ending balance	$5,295,047	$169,960	$3,763,291	$9,228,298

Year Ended April 30, 2010

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(f)	(a)	(b)(c)(d)(e)	Total

Opening balance	$-	$165,932	$-	$165,932
Acquisition	-	19,500	3,047,933	3,067,433
Exploration	-	78,428	528,667	607,095

Ending balance	$-	$263,860	$3,576,600	$3,840,460

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

5.	Interest in exploration properties and deferred exploration expenditures (continued)

(a) McCart Township

On August 24, 2010, Bridgeport granted to China Opportunity an option to acquire up to a 70% interest in the McCart Property. China Opportunity may earn an initial 50% interest in the McCart Property by:

(i) making an initial cash payment to Bridgeport in the amount of $20,000 (received);
(ii) issuing an aggregate of 1,050,000 common shares (400,000 issued) to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

China Opportunity may earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares of China Opportunity in accordance with the terms of the Agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010. As of January 31, 2011, the bid price of China Opportunity was $0.90 resulting in a unrealized gain of $280,000 which was recorded in other comprehensive income for the three and nine month periods ended January 31, 2011.

(b) Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company would enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor Resources S.A. ("Rio Condor"). The closing of the option agreement was to take place following a due diligence period. Under the terms of the proposed agreement with the property owners, the Company would be required to pay US$1.5 million over four years in order to acquire a 100% interest in the Trillador property. This acquisition was royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million are due as follows:

	US$

Date of closing	$25,000	(paid) (1)
January 17, 2011	25,000	(paid) (1)
12 months after closing	50,000
24 months after closing	60,000
36 months after closing	250,000
48 months after closing	1,090,000

	$1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

5.	Interest in exploration properties and deferred exploration expenditures (continued)

(c) Pursuant to a letter agreement dated December 3, 2009 relating to the Soesmi property, the Company paid $52,590 (US$50,000) during the nine months ended January 31, 2011. During the period ended January 31, 2011, the Company has determined not to make the next option payment due in respect of the Soesmi property, and to allow its rights in respect of such property to lapse. As a result, the Company has written off all costs associated with this project in the amount of $611,352.

(d) The Company paid $10,359 (US$10,000) during the nine months ended January 31, 2011 relating to the Simonetta option agreement. Subsequent to the quarter, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) will not be made. As a result, Rio Condor's rights in respect of such property have been forfeited and costs of $554,473 associated with the project have been written-off.

(e) Bridgeport has notified certain Rosario property owners that a six month deferral of property payments due in November 2010 would be required. There is no certainty that this extension will be provided to the Company. The property payments owed in November 2010 amounted to US$772,499. This amount includes management fees of US$22,500 and cash payments of US$749,999. During the quarter ended January 31, 2011, the Company paid $56,111 (US$55,113) in management fees and property payments pursuant to the agreement relating to the Tamara property.

(f) On November 16, 2010, Bridgeport acquired from Fronteer Gold Inc. (“Fronteer”) a 100% interest in 10 mineral properties and a 50% leasehold interest in one property, in Nevada, USA. The properties are subject to a net smelter return royalty of up to 3%. On November 16, 2010, Bridgeport issued to Fronteer 4.5 million common shares in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked a further 175 claims adjacent to the properties and intends to continue with the land acquisition effort.

6.	Equipment

			Net Carrying	Net Carrying
			Amount	Amount
		Accumulated	January 31,	April 30,
	Cost	Amortization	2011	2010

Computer equipment	$26,438	$2,953	$23,485	$7,402
Software	318	79	239	-
Office equipment	1,248	86	1,162	328
Structures	15,590	1,777	13,813	13,410
Machinery and equipment	5,057	920	4,137	4,867

Total	$48,651	$5,815	$42,836	$26,007

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

7.	Capital stock

Authorized - Unlimited common shares

Issued
	Number of
	Common
	Shares	Amount

Balance, April 30, 2010	28,036,000	$11,798,967
Public offering, net of costs (b)	17,250,000	13,936,093
Acquisition of mineral properties (a)	4,500,000	5,175,000
Exercise of warrants	578,600	408,100
Fair value of warrants exercised	-	80,978
Step-up warrants issued (Note 9)	-	(15,000)

Balance, January 31, 2011	50,364,600	$31,384,138

(a) On November 16, 2010, Bridgeport issued to Fronteer 4.5 million common shares in consideration of the acquisition of certain Nevada properties. Note 5(f).

(b) On December 20, 2010 and January 7, 2011, the Company closed a public offering (the "Offering") and over allotment of 15,000,000 and 2,250,000 units ("Units"), respectively, of the Company at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $269,819 were incurred in relation to the Offering. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one additional common share of the Company at an exercise price of $1.40 until the date that is two years following the closing of the Offering.

The grant date fair value of $1,805,000 was assigned to the 8,625,000 Warrants issued as part of Offering as estimated by using a fair value market technique incorporating the Black-Scholes option valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. In addition, 1,035,000 compensation warrants ("Compensation Warrants") were issued to the underwriters. Each Compensation Warrant is exercisable for $1.00 and is comprised of one common share and one-half of a Warrant. The grant date fair value of $380,428 was assigned to the Compensation Warrants using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

8.	Stock options

(a) Stock option plan

The following table reflects the continuity of stock options for the period ended January 31, 2011:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)

Balance, April 30, 2010	2,400,000	1.21
Granted (9)(10)(11)	2,250,000	1.01
Forfeited	(175,000)	2.27

Balance, January 31, 2011	4,475,000	1.07

(1) On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest as to one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $9,111 and $52,464, respectively was expensed to stock-based compensation.

(2) On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.6% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $11,795 and $63,466, respectively was expensed to stock-based compensation.

(3) On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $23,014 and $98,630, respectively was expensed to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

8.	Stock options (continued)

(a) Stock option plan (continued)

(4) On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. As of January 31, 2011, 500,000 options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $36,963 and $169,292, respectively was expensed to stock-based compensation.

(5) On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 90%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $40,923 and $136,641, respectively was expensed to stock-based compensation.

(6) On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. As of January 31, 2011, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, ($8,203) and $34,117, respectively was expensed to stock-based compensation.

(7) On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.47% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $5,690 and $17,070, respectively was expensed to stock-based compensation.

(8) On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. As of January 31, 2011, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 87%, risk-free rate of return of 2.81% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, ($27,283) and ($5,920), respectively was reflected as a reversal to stock-based compensation.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

8.	Stock options (continued)

(a) Stock option plan (continued)

(9) On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $33,884 and $139,448 was expensed to stock-based compensation.

(10) On December 21, 2010, the Company granted 1,600,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $366,415 was expensed to stock-based compensation.

(11) On January 7, 2011, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $42,662 was expensed to stock-based compensation.

(12) During the three and nine months ended January 31, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director was modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant.

The weighted average fair value of the total options granted during the nine month period ended January 31, 2011 on the grant date was $0.59.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

8.	Stock options (continued)

(a) Stock option plan (continued)

As at January 31, 2011, the Company had the following stock options outstanding and exercisable:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for
stock	stock	Exercise	number of stock	Expiry
options	options	price ($)	options	date

200,000	200,000	0.35	0.94	January 7, 2012
500,000	500,000	0.35	3.56	August 20, 2014
200,000	133,333	1.20	3.79	November 12, 2014
250,000	166,667	1.20	3.80	November 17, 2014
300,000	200,000	1.40	3.85	December 7, 2014
500,000	333,333	1.40	3.85	December 7, 2014
250,000	166,667	2.15	3.95	January 11, 2015
25,000	8,333	2.40	4.01	February 1, 2015
400,000	133,333	1.05	4.65	September 23, 2015
1,600,000	533,333	1.00	4.89	December 21, 2015
250,000	83,333	1.00	4.94	January 7, 2016

4,475,000	2,458,332	1.07	4.19

The weighted average exercise price of exercisable stock options as at January 31, 2011 is $1.01.

(b) Other stock-based compensation arrangements

During the quarter ended January 31, 2011, a significant shareholder of the Company, and a significant shareholder who is also a director and Chairman of the Company, granted an aggregate of 1,000,000 options to an officer of the Company to acquire certain of their holdings of common shares of the Company at an exercise price of $1.00 per share until September 29, 2015. These options were to vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 80%, risk-free rate of return of 1.79%, and an expected maturity of 5 years. On December 21, 2010, the options were cancelled and the corresponding amount of $70,875 has been recorded as a reduction of stock based compensation in the three month period ended January 31, 2011.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

9.	Warrants

The following table reflects the continuity of warrants for the period ended January 31, 2011:

		Grant date
	Number of	fair value
	Warrants	($)

Balance, April 30, 2010	19,690,200	3,679,500
Granted (Note 7(b))	9,660,000	2,009,088
Step-up warrants issued (i)	210,000	15,000
Exercised	(578,600)	(80,978)
Expired	(151,600)	(25,772)

Balance, January 31, 2011	28,830,000	5,596,838

(i) On January 31, 2011, 210,000 warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $42,000. As a result, 210,000 additional warrants were issued with an exercise price of $0.50 and an expiry date of October 7, 2014. The grant date fair value of $15,000 was assigned to the 210,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 73%, risk-free rate of return of of 1.84% and an expected maturity of 3.68 years.

As at January 31, 2011, the Company had the following warrants outstanding:

			Grant date
Number of		Exercise	fair	Expiry
Warrants		Price ($)	Value ($)	Date

6,370,000		0.50	$ 342,891	October 7, 2014
210,000	(1)	0.20	18,900	April 7, 2011
12,590,000		1.50	3,225,959	December 1, 2012
8,625,000		1.40	1,628,660	December 20, 2012
1,035,000	(2)	1.00	380,428	December 20, 2012

28,830,000		1.22	$ 5,596,838

(1) Each exercisable to acquire one unit, each unit consisting of one common share and one common share purchase warrant exercisable to acquire one additional common share at an exercise price of $0.50 until October 7, 2014.

(2) Each exercisable to acquire one unit, each unit consisting of one common share and one-half Warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012.

The weighted average remaining contractual life of outstanding warrants is 2.25 years.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

10.	Related party transactions

The Company had the following related party transactions during the three and nine months ended January 31, 2011 and 2010:

(a) During the three and nine months ended January 31, 2011, the Company paid consulting fees of $nil (three and nine months ended January 31, 2010 - $9,000 and $21,000, respectively) to a corporation that is beneficially controlled by the former Chief Executive Officer of Bridgeport. The former Chief Executive Officer of Bridgeport is the President and a director of the associated company. These costs are reflected in management fees in the consolidated statements of operations.

(b) For the three and nine months ended January 31, 2011, the Company paid $12,000 and $36,000, respectively (three and nine months ended January 31, 2010 - $8,000 and $16,000) to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company. These costs are reflected in management fees in the consolidated statements of operations. Carmelo Marrelli is the President of MSSI. As at January 31, 2011, MSSI was owed $12,619 (April 30, 2010 - $12,226) and this amount was included in accounts payable and accrued liabilities.

(c) For the three and nine months ended January 31, 2011, the Company paid $2,750 and $8,066, respectively (three and nine months ended January 31, 2010 - $2,981) to DSA Corporate Services Inc. ("DSA"), a firm providing corporate secretarial services to Bridgeport. Carmelo Marrelli, the Chief Financial Officer of the Company is the secretary of DSA. These costs are reflected in professional fees in the consolidated statements of operations. As at January 31, 2011, DSA was owed $1,030 (April 30, 2010 - $919) and this amount was included in accounts payable and accrued liabilities.

(d) During the three and nine months ended January 31, 2011, the Company paid management consulting fees of $18,750 and $56,250, respectively (three and nine months ended January 31, 2010 - $18,750) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in management fees in the consolidated statements of operations.

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

10.	Related party transactions (continued)

(e) During the three and nine months ended January 31, 2011, the Company paid engineering consulting fees of $10,000 and $40,000, respectively (three and nine months ended January 31, 2010 - $3,333) to a director of the Company. This cost is reflected in professional fees in the consolidated statements of operations. As at January 31, 2011, the director was owed $5,650 (April 30, 2010 - $nil) and this amount was included in accounts payable and accrued liabilities.

(f) See Note 8(b).

(g) During the three and nine months ended January 31, 2011, the Company paid/accrued geological consulting fees of $nil (three and nine months ended January 31, 2010 - $1,890) to a company that is associated to a director of Bridgeport. These costs are included in interests in mineral properties and deferred exploration expenditures for the Rosario properties on the consolidated balance sheet.

The above transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties as disclosed above are unsecured, non-interest bearing and due on demand.

11.	Supplemental information

	Three Months Ended		Nine Months Ended
	January 31,		January 31,
	2011	2010	2011	2010
	$	$	$	$

Common shares issued pursuant to the McCart Township property agreement	-	-	-	19,500
Common shares issued pursuant to acquisition of Rio Condor Resources S.A.	-	2,040,000	-	2,040,000
Common shares issued pursuant to acquisition of Nevada properties (Note 5(f))	5,175,000	-	5,175,000	-
Units issued in exchange for commission	-	-	-	36,000
Warrants issued as share issuance costs (Note 7(b))	380,428	78,180	380,428	115,980
Value of warrants exercised	80,508	855	80,978	855
Value of warrants expired	25,772	-	25,772	-
China Opportunity common shares received pursuant to the Agreement (note 5(a))	-	-	80,000	-
Change in accrued exploration property expenditures	329,788	46,257	329,788	46,257

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

11.	Supplemental information (continued)

As at January 31, 2011, cash and cash equivalents consisted of cash of $816,406 and cash equivalents of $23,729,946. Cash equivalents consist of high interest savings accounts and certificates of deposit at select Canadian financial institutions as at January 31, 2011.

As at January 31, 2010, cash and cash equivalents consisted of cash of $1,833,680 and cash equivalents of 10,138,989.

12.

Segmented information

January 31, 2011	Canada	Chile	United States	Total

Cash and cash equivalents	$24,521,528	$24,824	$-	$24,546,352
Amounts receivable and prepaids	170,860	140,283	-	311,143
Short term investment	360,000	-	-	360,000

	25,052,388	165,107	-	25,217,495
Interest in exploration property and deferred exploration expenditures	169,960	3,763,291	5,295,047	9,228,298
Equipment	20,981	21,855	-	42,836

	$25,243,329	$3,950,253	$5,295,047	$34,488,629

April 30, 2010	Canada	Chile	United States	Total

Cash and cash equivalents	$11,027,755	$109,627	$-	$11,137,382
Amounts receivable and prepaids	96,681	33,661	-	130,342

	11,124,436	143,288	-	11,267,724
Interest in exploration property and deferred exploration expenditures	263,860	3,576,600	-	3,840,460
Equipment	5,156	20,851	-	26,007

	$11,393,452	$3,740,739	$-	$15,134,191

13.	Contingencies

(a) The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

(b) Note 5(e)

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended January 31, 2011
(Expressed in Canadian Dollars)
(Unaudited)

14.	Subsequent events

(a) Subsequent to the quarter, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) will not be made. As a result, Rio Condor's rights in respect of such property have been forfeited.

(b) On February 16, 2011, 100,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised for cash proceeds of $20,000. As a result, 100,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. These warrants were exercised for cash proceeds of $50,000.

(c) On February 22, 2011, 5,000 warrants with an exercise price of $0.50 and expiry date of October 7, 2014 were exercised for gross proceeds of $2,500.

(d) On March 15, 2011, the Company granted 35,000 options at $0.85 to an employee of the Company with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant.

(e) On March 15, 2011, the Company granted 55,000 options at $1.00 to employees of the Company with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant.